UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, June 2026

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Departure of Directors or Certain Officers

On June 23, 2026, Ms. Sim Peng Thia, a member of the Board of Directors (the “Board”) of Concorde International Group Ltd. (the “Company”), notified the Company of her resignation from the Board and all committees thereof effective on the same date due to personal reasons.

Ms. Thia’s resignation is not the result of any disagreement with the Company, its management, the Board, or any committee of the Board on any matter relating to the Company’s operations, policies, or practices.

The Company and Board thanks Ms. Thia for her service and valuable contributions to the Company and wishes her well.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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